Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

West Fraser Timber Co. Ltd.

501-858 Beatty Street

Vancouver, British Columbia

V6B 1C1

Item 2.	Date of Material Change

February 1, 2021

Item 3.	News Release

West Fraser Timber Co. Ltd. (the “Company”) disseminated a joint news release with Norbord Inc. (“Norbord”) in respect of the material change on February 1, 2021 via Canada Newswire. The joint news release was filed on SEDAR on February 1, 2021.

Item 4.	Summary of Material Change

On February 1, 2021, the Company completed its previously announced acquisition (the “Transaction”) of all of the issued and outstanding common shares of Norbord (the “Norbord Shares”).

The Transaction was implemented by way of a court-approved plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, pursuant to an arrangement agreement dated November 18, 2020 (the “Arrangement Agreement”) between the Company and Norbord. Under the terms of the Arrangement, the holders of Norbord Shares received 0.675 of a common share of the Company (the “West Fraser Shares”) for each Norbord Share held. Upon completion of the Transaction, Norbord became a wholly-owned subsidiary of the Company.

Item 5.	Full Description of Material Change

5.1    Full Description of Material Change

On February 1, 2021, the Company announced that it had completed the Transaction.

The Transaction was implemented by way of the Arrangement. Under the terms of the Arrangement, holders of Norbord Shares received 0.675 of a West Fraser Share for each Norbord Share held. As result of the Arrangement, the Company acquired all of the issued and outstanding Norbord Shares in exchange for the issuance of 54,484,188 West Fraser Shares.

In addition, the Company has granted replacement options (the “Replacement Options”) to acquire an additional 887,966 West Fraser Shares to the former holders of options to purchase Norbord Shares. The Replacement Options were issued under new replacement stock option plans adopted by the Company in connection with the Transaction, and carry substantially the same terms as the original Norbord options, except that the Replacement Options are exercisable into a number of West Fraser Shares at an exercise price adjusted to reflect the Transaction.

Appointment of New Directors

Following completion of the Arrangement, two directors of Norbord, being Marian Lawson and Colleen McMorrow, joined the board of directors of the Company (the “Board”), effective February 1, 2021.

Stock Exchange Listing Matters

On February 1, 2021, the West Fraser Shares were listed and posted for trading on the New York Stock Exchange (“NYSE”) under the stock symbol “WFG”, and the trading symbol for the West Fraser Shares on the Toronto Stock Exchange (“TSX”) was changed to “WFG”.

The Norbord Shares were delisted from the NYSE on February 1, 2021 and from the TSX on February 2, 2021.

Brookfield Voting and Support Agreement

In connection with the Transaction, the Company entered into a voting and support agreement with Brookfield Asset Management Inc. and certain of its affiliates (“Brookfield”), pursuant to which Brookfield has agreed to attend the 2021 annual general meeting of the shareholders of the Company and to: (a) vote for, or abstain from voting on, the Company’s nominees to the Board; (b) vote for, or abstain from voting on, the auditor selected by the Board; (c) not vote against any of the Board’s recommendations for certain ordinary course matters at the meeting; and (d) not vote in favour of either the election to the Board of any nominee director proposed for election that is not a nominee proposed by management of the Company, or the removal of any director. The obligations of Brookfield under the voting and support agreement only apply to the conduct of the 2021 annual general meeting of the Company’s shareholders and will expire upon its termination.

West Fraser Credit Facility Amendments

Concurrent with the closing of the Transaction, the Company completed various administrative amendments to its $850 million committed revolving credit facility and its US$200 million term loan to facilitate the Transaction. In addition, the Company amended the terms of its $150 million committed revolving credit facility due 2022 and replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

Offer for Norbord Bonds

As a result of the change of control of Norbord resulting from the Transaction, Norbord is required to make an offer to repurchase Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (the “Norbord Bonds) at 101% of their principal amount, plus accrued and unpaid interest. The change of control offer must be made within 30 days of completion of the acquisition of Norbord on February 1, 2021. There is no assurance that all holders of the Norbord Bonds will accept the change of control offer. Any Norbord Bonds not purchased under this offer will remain outstanding. Details of the offer will be provided in a notice of the offer to be mailed to the holders of the Norbord Bonds.

Additional Information about the Transaction

Additional information in respect of the Transaction and the Company and Norbord (on a combined basis) is set out in the management information circular of the Company, dated December 15, 2020 (the “Circular”) and the material change report of the Company, dated November 27, 2020 (the “Prior MCR”). The Circular and the Prior MCR are each available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

In accordance with applicable securities laws, the Company will prepare a business acquisition report in respect of the Transaction within 75 days of the closing date of the Transaction. The business acquisition report will be available under the Company’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Chris Virostek

Vice-President, Finance and Chief Financial Officer

Telephone: (604) 895-2700

Item 9.	Date of Report

February 9, 2021